January 27, 2009

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 3030
Washington, D.C. 20549
Attention Ms. Tara Harkins, Staff Accountant

Re:            WaferGen Bio-systems, Inc.
Amendment 1 to Form 10-KSB for the Year Ended December 31, 2007
Filed April 29, 2008
Form 10-Q for the Quarter Ended September 30, 2008
File No. 333-136424

Dear Ms. Harkins:

By way of letter dated January 22, 2009 from the staff of the United States Securities and Exchange Commission (the “Staff”) , WaferGen Bio-systems, Inc. (the “Company”) was provided with the Staff’s comments with respect to the Amendment 1 to its Form 10-KSB for the Year Ended December 31, 2007 and its Form 10-Q for the Quarter Ended September 30, 2008. To aid in your review, the full text of each comment of the Staff is reproduced below in bold, and the Company’s response to each comment directly follows the applicable text, which is numbered to correspond with each number set forth in the January 22, 2009 Comment Letter.

Amendment 1 to Form 10-KSB for the Year ended December 31, 2007
Note 2. Summary of Significant Accounting Policies, page 40
Stock-based Compensation, page 41

Staff Comment

1.
We note your response to prior comment 1. We note that you continue to refer to the volatility of the “Small Cap Medical Equipment sector” as a basis for estimating your volatility. Clarify for us how many companies are contained within the “Small Cap Medical Equipment sector.” Explain to us why you believe it is appropriate to use the blended volatility of the entire sector rather than selecting specific entities within the sector that are most similar to your business, as set forth in Question 6 of SAB Topic 14.d.1.

Company Response:

There are currently only 13 companies contained within the Small Cap Medical Equipment sector. These companies are all small capitalized companies and in the same industry sector as the Company.

The Company believes that while the effects of diversification are present, they are mitigated, as this sector does not include a large number of companies, in numerous industries, that vary in size. This sector is in effect similar companies. As such, the Company is substituting a measure of the individual volatilities of similar entities for the expected volatility of its share price as compared to a blended volatility of an entire sector.

However, in the future, the Company will refine its estimate to identify just a few, less than five, similar entities. The Company will then substitute a measure of the average individual company volatility for the expected volatility of its share price as an assumption in its valuation model.

All future filings will clearly disclose the Company’s accounting policy related to expected volatility.

Form10-Q for the Quarter Ended September 30, 2008
Note 2. Summary of Significant Accounting Policies, page 15

2.
We note your response to prior comment 5 and that you indicate that you generally recognize revenue from the sale of your products upon shipment. We further note from your response that your distributors upon receipt have fourteen days to inspect and reject your products. Please tell us and revise your future filings to explain in more detail why you recognize revenue upon shipment even though your distributors have the right to reject your products within fourteen dates upon receipt. Within your discussion, please explain to us when acceptance occurs for your products sold to distributors. Refer to the guidance in SAB Topic 13A3(b).

Company Response:

The Company has considered the guidance in SAB Topic 13A3(b).

The fourteen day inspection period is provided in the Distributor Agreement to allow a distributor to inspect the products received for substantial nonconformity with applicable “Specifications”. Specifications are defined in the Distributor Agreement as the technical and functional specifications for the products set forth in the applicable “Documentation” for such product. Documentation is defined in the Distributor Agreement as the standard user documentation for the products.

The fourteen day inspection period in the Distributor Agreement is therefore not:
(a)	An acceptance provision that purports to be for a trial or evaluation purpose.
(b)	An acceptance provision that grants a right of return or exchange on the basis of subjective matters.
(c)	An acceptance provision based on customer-specific objective criteria.

The fourteen day inspection period with in the Distributor Agreement is:
(a)	An acceptance provision that is based on seller-specified objective criteria.

However, the Company has already tested the products and verified that they meet the Specifications in accordance with existing Documentation prior to shipment. Therefore, this provision is no different than a general warranty provision and should be and is accounted for as such.

The Company has concluded that circumstances exist in which a formal customer sign-off or lapse of the fourteen day inspection period (that a contractual customer acceptance provision is met) is unnecessary to meet the requirements to recognize revenue, as an uncertainty does not exist about customer acceptance.

Revenue from the sale of products to distributors will continue to be recognized when title passes to our distributors.

Representations

3.	Please provide the three acknowledgements included at the end of our December 17, 2008 comment letter. For your reference, we have repeated the acknowledgements below.

Company Response:

The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;
•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*****

We hope that this letter responds adequately to the Staff’s comments. If the Staff has any questions or comments with respect to the foregoing or would prefer to organize a conference call to discuss any unresolved matters, please do not hesitate to contact the undersigned at (510) 651-4450, ext. 201.

Sincerely,

/s/ Amjad Huda

Amjad Huda
Chief Financial Officer

cc:           Mr. Kevin L. Vaughn, Accounting Branch Chief
Mr. Martin James, Senior Assistant Chief Accountant